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KENNETH R. EARLEY kenneth.earley@dechert.com +1 617 728 7139 Direct +1 617 275 8374 Fax

November 18, 2009

VIA ELECTRONIC TRANSMISSION

Mr. Michael L. Kosoff

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:            Hartford Series Fund, Inc. – Registration Statement on Form N-14

(File No. 333-162533)

Dear Mr. Kosoff:

This letter responds to comments you provided in our telephonic discussion on Tuesday, November 10, 2009, in connection with your review of the registration statement on Form N-14 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), filed on behalf of Hartford Series Fund, Inc. (the “Registrant”) on October 16, 2009. The Registration Statement was filed in connection with the proposed reorganization in which Hartford Value HLS Fund (the “Acquiring Fund”), a series of the Registrant, will acquire all of the assets of Hartford Value Opportunities HLS Fund (the “Acquired Fund”), a series of Hartford HLS Series Fund II, Inc., in exchange for shares of the Acquiring Fund and the assumption by the Acquiring Fund of the liabilities of the Acquired Fund. We have either responded to your questions/comments on behalf of the Registrant, or have described how the Registrant will address your comments in a Post-Effective Amendment to the Registration Statement to be filed pursuant to Rule 485(b) under the Securities Act.

The responses to your comments below are numbered according to the order in which you provided such comments. Capitalized terms have the same meaning as defined in the Registration Statement.

General:

1.            Comment:         Please explain supplementally why the Equity Income Reorganization does not require shareholder approval.

US  Austin  Boston  Charlotte  Hartford  New York  Newport Beach  Philadelphia  Princeton  San Francisco  Silicon Valley  Washington DC EUROPE  Brussels  London  Luxembourg  Munich  Paris  ASIA  Hong Kong

Response:         At a meeting held on August 5, 2009, the Board of Directors of the Registrant determined that shareholder approval of the Equity Income Reorganization was not necessary based on: (i) the Equity Income Reorganization met all of the conditions set forth in Rule 17a-8(a)(3) under the 1940 Act; and (ii) neither the Articles of Incorporation of the Registrant, By-laws of the Registrant nor Maryland law required shareholder approval of the Equity Income Reorganization.

2.            Comment:        Given that the Acquired Fund and the Acquiring Fund have similar asset sizes and similar objectives, and further that the Acquired Fund is overall cheaper than the Acquiring Fund, please explain supplementally why the Board of Directors did not choose to have the Acquired Fund serve as the surviving fund.

Response:         In approving the reorganization of the Acquired Fund into the Acquiring Fund, the Board of Directors noted that the Acquired Fund has experienced a steady outflow of assets which is expected to continue given that the Acquired Fund is no longer being offered through Hartford Life’s annuity platform. The Board of Directors further noted that, with an outflow of Acquired Fund assets expected to continue and it being unlikely that the Acquired Fund will attract positive asset flows and experience increased assets, the combined fund resulting from the Value Opportunities Reorganization is anticipated to provide opportunities to grow in asset size and realize greater economies of scale.

3.            Comment:        Disclosure contained on page 6 of the Proxy Statement/Prospectus suggests that the Value Opportunities Reorganization may occur on or about the same time that the Equity Income Reorganization is expected to occur. Unless the Registrant is reasonably certain that both Reorganizations are going to occur on or about the same time, please include the additional pro forma presentations throughout the Registration Statement that are necessary to give effect to the range of possible outcomes.

Response:         The Registrant is reasonably certain that both the Value Opportunities Reorganization and the Equity Income Reorganization are going to occur on or about the same time.

President’s Letter to Fund Participants:

4.            Comment:        For the sake of clarity, the President’s letter to fund participants should briefly explain that the Acquired Fund is sold to separate accounts of certain insurance companies and to qualified retirement plans, and further should briefly explain why votes are being sought from Acquired Fund contract holders.

Response:         The Registrant notes that the “Notice of Special Meeting of Shareholders” includes disclosure explaining that the Acquired Fund is sold to separate accounts and retirement plans, and further includes disclosure explaining why votes are being sought from Acquired Fund contract holders. Accordingly, the Registrant has not made any additional revisions in response to the comment.

5.            Comment:        With respect to Question & Answer # 6, please include disclosure clarifying whether the management fee reduction agreed to by HL Advisors is permanent and, if not, include disclosure stating when such reduction expires.

Response:         The fourth sentence of Answer # 6 has been revised to read as follows [underlined added]:

“…However, to reduce the effect of the increased shareholder expenses for shareholders of the Acquired Fund, HL Advisors has agreed to permanently reduce the Acquiring Fund’s contractual management fees by five basis points at each breakpoint upon completion of the Reorganization….”

Proxy Statement/Prospectus:

6.            Comment:        Please consider moving the fourth bullet point contained in the middle of page 7, which briefly compares the risks of the Acquired Fund and the Acquiring Fund in accordance with Item 3(c) of Form N-14, to the top of page 8 so that the aforementioned Item 3(c) disclosure appears after the synopsis of information as required by Item 3(b) of Form N-14.

Response:         The Registrant believes that the placement of the Item 3(c) bullet point disclosure prior to the Item 3(b) synopsis disclosure provides clear and easily understandable disclosure for Acquired Fund contract holders. Accordingly, the Registrant has not made any additional revisions in response to the comment.

7.            Comment:        With respect to list of items contract holders should consider in approving the Value Opportunities Reorganization as contained on page 10, please include a bullet point explaining that fees will increase as a result of the Value Opportunities Reorganization so that there are balanced considerations allowing for an informed decision by Acquired Fund contract holders.

Response:         A bullet point has been added to the list of items contract holders should consider in approving the Value Opportunities Reorganization which reads as follows:

“Shareholders of the Acquiring Fund will experience higher management fees and total net operating expenses as a result of the Value Opportunities Reorganization. In addition, the Acquiring Fund and the Acquired Fund have contractual management fee schedules with different breakpoint levels. However, to reduce the effect of the increased shareholder expenses for shareholders of the Acquired Fund, HL Advisors has agreed to permanently reduce the Acquiring Fund’s contractual management fees by five basis points at each breakpoint upon completion of the Value Opportunities Reorganization.”

8.            Comment:        With respect to the fee table on page 11, please clarify whether the pro forma column for the Acquiring Fund reflects the management fee reduction agreed to by HL Advisors. If so, please include a footnote to the fee table stating as such as well as the nature of the management fee reduction (i.e., permanent or to expire within a certain time period).

Response:         The pro forma column for the Acquiring Fund does reflect to the management fee reduction agreed to by HL Advisors. Accordingly, the footnote to the fee table on page 11 has been revised to read as follows:

“(1) Reflects pro forma amounts to include: (i) the Equity Income Reorganization and, if approved, the Value Opportunities Reorganization; and (ii) the permanent reduction agreed to by HL Advisors of the Acquiring Fund’s contractual management fees by five basis points at each breakpoint upon completion of the Value Opportunities Reorganization.”

9.            Comment:        Please add prominent disclosure to the preamble to the fee table stating that Acquired Fund contract holders will experience higher fees if they vote in favor of the Value Opportunities Reorganization.

Response:         Given that additional disclosure addressing the higher expenses already appears elsewhere in the Proxy Statement/Prospectus, including as discussed in Comment/Response # 7 above, the Registrant does not believe it is necessary to add additional disclosure to the preamble to the fee table. Accordingly, the Registrant has not made any additional revisions in response to the comment.

10.     Comment:        Please explain supplementally why there is a signature block in the middle of the Proxy Statement/Prospectus on page 22. This suggests to contract holders that the material following this signature block on page 22 is somehow not as important.

Response:         The Registrant believes that the signature block of the Secretary of Registrant has been properly placed in the Proxy Statement/Prospectus. The Registrant believes that the signature block comes at a natural breakpoint in the Proxy Statement/Prospectus, and that the placement of the signature block is not suggestive of a lack of importance of the material that follows.

General:

11.     Comment:        Please provide a Tandy representation with the comment/response letter.

Response:         A correspondence containing a Tandy representation made by the Registrant is attached hereto.

Auditor Comments to Proxy Statement/Prospectus (Tony Burak):

12.     Comment:        With respect to Question & Answer # 4, please consider including disclosure which provides both the Acquiring Fund’s and Acquired Fund’s investment goal.

Response:         Question & Answer # 4 has been revised to read as follows:

“Q.4.      WHAT IS THE ACQUIRING FUND’S INVESTMENT GOAL?

A.4         The Acquiring Fund’s investment goal is to seek long-term total return. The Acquiring Fund pursues its goal by investing at least 80% of its assets in equity securities of companies with market capitalizations above $2 billion. In contrast, the Acquired Fund’s investment goal is to seek capital appreciation, which it pursues by primarily investing in equity securities of companies covering a broad range of industries and capitalizations.”

13.     Comment:        Disclosure contained on page 17 states that HL Advisors will pay all costs associated with the Value Opportunities Reorganization except for brokerage fees and expenses. If the amount of brokerage fees and expenses to be incurred by the Acquired Fund and/or Acquiring Fund is expected to be significant, please include an estimate of these costs and also include an adjustment in the capitalization table and pro forma financial statements to reduce the pro forma combined net assets by the amount of these costs.

Response:         The Registrant does not expect the brokerage fees and expenses to be incurred by the Acquired Fund and/or Acquiring Fund as a result of the Value Opportunities Reorganization to be significant. Accordingly, the Registrant has not made any additional revisions in response to the comment.

14.     Comment:        If any costs associated with the Equity Income Reorganization will be borne indirectly by the Acquired Fund and/or Acquiring Fund shareholders, please include disclosure explaining the costs and include the adjustments outlined in the previous comment.

Response:         The Registrant does not expect the brokerage fees and expenses to be incurred by the Acquired Fund and/or Acquiring Fund as a result of the Equity Income Reorganization to be significant. Accordingly, the Registrant has not made any additional revisions in response to the comment.

15.     Comment:        With respect to the first bullet point contained at the bottom of page 17 and running on to the top of page 18, please also include the dollar amount of net assets of the Hartford Equity Income HLS Fund as of June 30, 2009.

Response:         The first bullet point contained at the bottom of page 17 and running on to the top of page 18 has been revised to read as follows:

“The relative growth in assets of the Funds and the anticipated inability of the Acquired Fund to achieve satisfactory asset growth as projected by management. As of June 30, 2009, the assets of the Acquired Fund were $256.9 million, whereas, the assets of the Acquiring Fund were $273.5 million. Upon completion of the Value Opportunities Reorganization and the Equity Income Reorganization, which will include assets of the Hartford Equity Income HLS Fund totaling $255.8 as of June 30, 2009, the resulting combined fund will have assets of $786.3 million based on assets as of June 30, 2009.”

16.     Comment:        With respect to the Capitalization Table contained on page 20, please include in a footnote further clarifying adjustments to shares outstanding to arrive at the pro forma combined number.

Response:         The footnote to the Capitalization Table has be revised to read as follows:

“(1) Pro forma amounts reflect the Value Opportunities Reorganization, if approved, and the Equity Income Reorganization. The following table shows on an unaudited basis the capitalization of the Hartford Equity Income HLS Fund as of June 30, 2009:

	NET ASSETS (THOUSANDS)	NET ASSET VALUE PER SHARE	SHARES OUTSTANDING (THOUSANDS)
HARTFORD EQUITY INCOME HLS FUND – CLASS IA	$221,769	$8.95	24,779
HARTFORD EQUITY INCOME HLS FUND – CLASS IA	$34,051	$8.95	3,806

Auditor Comments to Financial Statements (Tony Burak):

17.     Comment:        Article 11 of Regulation S-X sets forth the presentation standards applicable to pro forma financial statements and requires historical financial statements of each entity to be presented in addition to the pro forma combined results. Accordingly, the historical financial statements of the Hartford Equity Income HLS Fund should be included as a separate column in each statement and schedule.

Response:         The requested revision has been made.

18.     Comment:        Please include the name of the Acquiring Fund in the “Pro Forma Combined” column heading of the Pro Forma Statement of Assets and Liabilities.

Response:         The requested revision has been made.

19.     Comment:        Footnote (b) to the Pro Forma Statement of Assets and Liabilities should refer to an “increase” in shares due to differences in the net asset value of the Funds.

Response:         The requested revision has been made.

20.     Comment:        Please remove the reference to footnote (a) from the “Pro Forma Adjustments” column heading of the Pro Forma Statement of Assets and Liabilities.

Response:         The requested revision has been made.

21.     Comment:        Please include the name of the Acquiring Fund in the “Pro Forma Combined” column heading of the Pro Forma Combined Schedule of Investments.

Response:         The requested revision has been made.

22.     Comment:        Since no adjustments are shown in the Pro Forma Combined Schedule of Investments, please disclose in a footnote that: “As of June 30, 2009, all of the portfolio holdings of either target fund will comply with the investment restrictions and/or compliance guidelines of the acquiring fund.”

Response:         Per a telephonic discussion on Thursday, November 12, 1009, between Tony Burak of Securities and Exchange Commission and John O’Hanlon and Ken Earley of Dechert LLP, the Registrant respectfully declines to accept this comment.

23.     Comment:        The reconciliation of Level 3 assets as disclosed in the Pro Forma Combined Schedule of Investments should cover the twelve-month period ended June 30, 2009.

Response:         The requested revision has been made.

24.     Comment:        Please include the name of the Acquiring Fund in the “Pro Forma Combined” column heading of the Pro Forma Statement of Operations.

Response:         The requested revision has been made.

25.     Comment:        Please remove the reference to footnote (c) from the “Pro Forma Adjustments” column heading of the Pro Forma Statement of Operations.

Response:         The requested revision has been made.

26.     Comment:        Please include an additional note in the Notes to Pro Forma Financial Statements describing the use of estimates in preparing the financial statements.

Response:         The requested revision has been made.

Please do not hesitate to contact me at (617) 728-7139 should you have any additional questions or comments.

Sincerely,

/s/ Kenneth R. Earley
Kenneth R. Earley
Associate

Attachment

cc:                   Michael G. Phillips, Senior Counsel and Asst. V.P. of The Hartford

John V. O’Hanlon, Partner, Dechert LLP

ATTACHMENT

Hartford Series Fund, Inc.

200 Hopmeadow Street

Simsbury, CT 06089

November 18, 2009

VIA ELECTRONIC TRANSMISSION

Mr. Michael L. Kosoff

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:                               Hartford Series Fund, Inc.

(File Nos. 333-45431/811-08629)

Dear Mr. Kosoff:

In connection with your review of the registration statement on Form N-14 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “1933 Act”), filed on behalf of Hartford Series Fund, Inc. (the “Registrant”) on October 16, 2009 (File No. 333-162533), the undersigned hereby acknowledges on behalf of the Registrant that:

•                  the Registrant is responsible for the adequacy and the accuracy of the disclosure contained in Registration Statement;

•                  comments of the staff of the Securities and Exchange Commission (“SEC Staff”) or changes to disclosure in response to SEC Staff comments in the filing reviewed by the SEC Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and

•                  the Registrant may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Thank you for your attention to the foregoing.

Sincerely,

/s/ Edward P. Macdonald
Edward P. Macdonald
Vice President, Secretary and Chief Legal Officer
Hartford Series Fund, Inc.